UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject : Change in domain name of ICICI Bank Limited from ’.com’ to ‘.bank.in’

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

ICICI Bank Limited (the Bank) has changed its website domain from www.icicibank.com to www.icici.bank.in in line with RBI guidelines.

The Bank has taken all the necessary measures to ensure smooth transition of change in Bank’s website from old domain to new domain. As part of this transition, all the stakeholders visiting www.icicibank.com will be automatically redirected to www.icici.bank.in.

The stakeholders can access the content in compliance of Regulation 46 and other applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and services previously available on the old domain on the new domain.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: October 28, 2025	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India